5-1-02


02036339


RECD S.E.C.
MAY 7 2002
070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

DE RIGO S.P.A.
(Translation of registrant's name in English)

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's businesses include its automotive, automotive-related and other sectors, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting these businesses. Forward-looking statements with regard to the Group's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect consumers' confidence, including worldwide demand for automotive and automotive-related products, factors affecting the agricultural business including commodities prices, weather, and governmental farm programs; general economic conditions in each of the Group's markets; legislation, particularly that relating to automotive-related issues, agriculture, the environment, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

For further information, please contact:
Maurizio Dessolis
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

2 May 2002
FOR IMMEDIATE RELEASE

DE RIGO

announces 8.3% sales growth for the first quarter of 2002

De Rigo S.p.A. (NYSE: DER) posted an 8.3% increase in net sales for the first quarter of 2002 as compared with the same period last year. Highlights of the Group's unaudited sales results for the three months ended March 31, 2002 include:

- Consolidated net sales increased to EUR 143.0 m[1] from EUR 132.0 m in the first quarter of 2001.
- Wholesale & manufacturing net sales increased by 21.3% to EUR 45.6 m from EUR 37.6 m in the first quarter of 2001.
- Net sales through retail companies increased by 3.3% to EUR 94.4 m from EUR 91.4 m in the first quarter of 2001.
- Net sales through Eyewear International Distribution ("EID"), the joint-venture with the Prada Group for the marketing and distribution of Prada-branded eyewear, increased by 41.0% to EUR 8.6 m from EUR 6.1 m in the first quarter of 2001.
- Total unit sales increased by 5.8% to 1,720,000 from 1,626,000 in the first quarter of 2001.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis as well as for each of its three principal lines of business: wholesale & manufacturing, retail and EID. In calculating its consolidated net sales and revenues, De Rigo has eliminated intercompany sales among the Group's lines of business, as detailed in the following table:

NET SALES BY PRINCIPAL LINES OF BUSINESS ***(Euro in millions)***

	1Q-2001	% of total	1Q-2002	% of total	% change
Wholesale & Manufacturing	**37.6**	28.5%	**45.6**	31.9%	21.3%
Retail	**91.4**	69.2%	**94.4**	66.0%	3.3%
E.I.D.	**6.1**	4.6%	**8.6**	6.0%	41.0%
Elimination of Intercompany Sales	**-3.1**	-2.3%	**-5.6**	-3.9%	80.6%
CONSOLIDATED NET SALES	**132.0**	100%	**143.0**	100%	8.3%

Consolidated net sales

The Group's consolidated net sales of EUR 143.0 m for the first quarter of 2002 were broken down as follows: eyewear sales of EUR 72.7 m, lens sales of EUR 38.3 m, contact lens sales of EUR 18.4

[1] *The Group reports its results in Euro. On April 29th, 2002, the official Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 =USD 0.9038. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy.*

m, and other sales and revenues of EUR 13.6 m, as compared with sales of EUR 61.4 m, EUR 41.0 m, EUR 16.0 m and EUR 13.6 m, respectively, for the first quarter of 2001.

Foreign currency translation differences, primarily related to the translation of Pounds Sterling into Euro, had a positive effect on these results equivalent to approximately 1.0% of consolidated net sales.

Analysing consolidated net sales by geographic area, net sales in Europe increased by 9.1% to EUR 129.6 m, primarily reflecting increased wholesale sales in a number of European markets, including Italy, the UK and France, as well as strong sales growth at General Optica ("GO"), the Group's Spanish retail chain, and EID. Net sales in the Americas remained unchanged at EUR 4.2 m, as lower sales by the Group's distribution subsidiary in Argentina following the sharp decline in consumer spending in that country and the devaluation of the Argentine Peso were substantially offset by increased sales in the US market. Net sales in the Rest of the World increased by 2.2% to EUR 9.2 m, primarily reflecting higher sales in the Japanese market that were only partially offset by a decline in sales in South-East Asia.

The increase in consolidated net sales reflected the positive contribution of each of the Group's three principal lines of business:

Wholesale & manufacturing

Wholesale & manufacturing sales increased by 21.3% to EUR 45.6 m from EUR 37.6 m in the first quarter of 2001.

The increase was primarily attributable to the Group's continuing success in the premium-priced segment of the market, as sales of De Rigo's luxury/designer brands approximately doubled, both in value and volume terms, as compared with the first quarter of last year.

Retail

Net sales through retail companies amounted to EUR 94.4 m, an increase of 3.3%, as compared with sales of EUR 91.4 m in the first quarter of 2001.

Net sales of Dollond & Aitchison ("D&A"), the Group's British retail chain, totalled EUR 62.2 m, a decrease of 1.3%, as compared with sales of EUR 63.0 m in the first quarter of 2001. Excluding the effect of foreign currency translation differences, D&A's net sales decreased by approximately 3.9%, while same-store sales per working day decreased by 4.4%. The decrease reflected the comparison with D&A's strong performance in the first quarter of 2001, when it posted a 6.3% increase in same-store sales, and a difficult optical retail environment in the UK. Sales of franchised shops totalled EUR 17.1 m, an increase of approximately 0.5% at constant exchange rates. At 31 March 2002, D&A operated a network of 233 owned shops and 149 franchised shops.

GO, the Group's Spanish retail company, reported net sales of EUR 32.2 m, an increase of 13.4% as compared to net sales of EUR 28.4 m in the first quarter of 2001. Same-store sales per working day increased by 13.1%. At 31 March 2002, GO operated a network of 140 owned shops.

EID

Net sales through EID, the joint venture with the Prada Group, increased by 41.0% to EUR 8.6 m, as compared with sales of EUR 6.1 m in the first quarter of 2001, reflecting the positive contribution of the new sales network in a number of major European countries.

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada Eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2002

DE RIGO S.p.A.

By: 

Ennio De Rigo
Chairman of the Board of Directors